SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

To Whom It May Concern:

We are writing in response to an inquiry requesting a description of our audit of the financial statements of China World Trade Corporation.

We have a number of clients located throughout Asia. In performing the audits of our Asian clients, we use no other audit firm to assist in the audit. When a client uses the services of another audit firm, as many do, we treat the work of such a firm as if it were an internal audit group of the client. We place no more reliance on such work than we would on the work of any company’s internal audit group. Our review of such auditors’ work is part of our assessment of internal controls used in planning and performing our audit. Our staff auditors go on site personally to perform the audit fieldwork. Our audit team consists of full-time employees from Utah, contract employees from Hong Kong, and a Mandarin speaking audit manager whom we regularly contract from another PCAOB registered firm located in Utah. In addition to the audit staff on-site, the engagement partner visits and tours the facilities of each new client, meets with management, and reviews the on-site audit work being performed. Typically, the majority of required audit procedures are performed at the client’s facilities in Asia, and then most of the required upper level reviews are performed in the U.S. before completion of the audit.

The audit of China World Trade Corporation as of and for the year ended December 31, 2005, was conducted slightly differently than we usually conduct our audits of clients in Asia. Due to the nature and timing of the audit, we felt it was necessary to enhance the quality of the audit by using more experienced auditors, who are located in Utah, to perform most of the audit work. Whereas we typically prefer to have our audit staff perform nearly all the fieldwork at the client’s facilities, we did a fair amount of the fieldwork in our Salt Lake City office. Our staff performed necessary on-site inspections and management inquiries at the client’s facilities, but client personnel flew to Salt Lake City with schedules and supporting documents we requested so that we could complete the audit in our office. We were comfortable issuing our audit opinion based on the on-site inspections and inquiries performed in combination with the level of audit personnel performing the audit with the assistance of client personnel at our offices.

Please contact me at your convenience if there are further questions.

Very best regards,

/s/ Marty D. Van Wagoner, CPA
Marty D. Van Wagoner, CPA
Child, Van Wagoner & Bradshaw, PLLC